AB 3/12

KH 3/11

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-11370~~ 8-20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Company, Inc
Garrett Nagle ~~+ Company~~ Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Unicorn Park Drive
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noreen Wight 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park	Braintree	MA	02184
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019474

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/17

OATH OR AFFIRMATION

I, Garrett T. Nagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public 2/28/11

ELAINE P. LOMBARDO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

Financial Statements
Years ended December 31, 2010 and

GARRETT NAGLE & COMPANY, INC.

Years ended December 31, 2010 and 2009

Contents

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

Independent Auditors' Report

Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

We have audited the accompanying statements of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2010 and 2009, and the related statements of income (loss), shareholder's equity and comprehensive income and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplementary information for the years ended December 31, 2010 and 2009 is presented on pages 14 through 19. The information presented on pages 15 through 19 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider, Schneider + Associates, P.C.

February 22, 2011

GARRETT NAGLE & COMPANY, INC.

Statements of Financial Position
December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets:		
Cash and cash equivalents	$ 295,830	$ 418,306
Marketable securities	1,193,411	868,805
Accounts receivable	1,762	28,848
Prepaid expenses	4,576	4,576
Total current assets	1,495,579	1,320,535
Property and equipment, net	42,247	50,605
Noncurrent assets:		
Restricted cash	24,669	24,135
Total assets	$ 1,562,495	$ 1,395,275

LIABILITIES AND SHAREHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Accounts payable and accrued expenses	$ 20,380	$ 37,211
Accrued pension contribution	24,000	24,000
Deferred rent	9,997	14,611
Deferred investment advisor fees	425,642	411,777
Total current liabilities	480,019	487,599
Shareholder's equity:		
Common stock, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in-capital	17,428	17,428
Retained earnings	770,634	662,293
Accumulated other comprehensive income	269,414	202,955
Total shareholder's equity	1,082,476	907,676
Total liabilities and shareholder's equity	$ 1,562,495	$ 1,395,275

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

Statements of Income (Loss)
Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Investment advisory fees	$ 905,562	$ 858,914
Commissions	721,630	733,348
Net miscellaneous income (expense)	2,292	(11,936)
Total revenues	1,629,484	1,580,326
Operating expenses	1,597,439	1,759,356
Income (loss) from operations	32,045	(179,030)
Other income:		
Realized gain on marketable securities	67,444	38,357
Dividend and interest income	33,852	26,707
Total other income	101,296	65,064
Net income (loss)	$ 133,341	$ (113,966)

GARRETT NAGLE & COMPANY, INC.

Statements of Shareholder's Equity and Comprehensive Income
Years ended December 31, 2010 and 2009

	Common Stock		Additional		Accumulated Other	Total	
	Number of Shares	Value	Paid in Capital	Retained Earnings	Comprehensive Income	Shareholder's Equity	Comprehensive Income
Balance at January 1, 2009	25,000	$ 25,000	$ 17,428	$ 776,259	$ 82,204	$ 900,891	
Net unrealized gain on securities	-	-	-	-	120,751	120,751	$ 120,751
Net loss	-	-	-	(113,966)	-	(113,966)	(113,966)
Balance at December 31, 2009	25,000	25,000	17,428	662,293	202,955	907,676	$ 6,785
Shareholder distribution	-	-	-	(25,000)	-	(25,000)	
Net unrealized gain on securities	-	-	-	-	66,459	66,459	66,459
Net income	-	-	-	133,341	-	133,341	133,341
Balance at December 31, 2010	25,000	$ 25,000	$ 17,428	$ 770,634	$ 269,414	$ 1,082,476	$ 199,800

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

Statements of Cash Flows
Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 133,341	$ (113,966)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	13,619	12,565
Realized gain on marketable securties	(67,444)	(38,357)
Securities donated to charity	15,011	9,880
Changes in operating assets and liabilities:		
Accounts receivable	27,086	5,410
Prepaid expenses	-	29,228
Accounts payable and accrued expenses	(16,831)	20,211
Deferred rent	(4,614)	14,611
Deferred revenue	13,865	(11,101)
Net cash provided (used) by operating activities	114,033	(71,519)
Cash flows from investing activities:		
Purchases of marketable securities	(554,049)	(563,423)
Proceeds from the sales of marketable securities	348,335	279,010
Transfer to restricted cash	(534)	(24,135)
Acquisition of property and equipment	(5,261)	(32,634)
Net cash used by investing activities	(211,509)	(341,182)
Cash flows from financing activities:		
Distribution to shareholder	(25,000)	-
Net cash used by financing activities	(25,000)	-
Net decrease in cash and cash equivalents	(122,476)	(412,701)
Cash and cash equivalents at beginning of year	418,306	831,007
Cash and cash equivalents at end of year	$ 295,830	$ 418,306
Supplemental disclosures of cash flow information:		
State income tax paid	$ 2,268	$ 1,874
Interest paid	$ -	$ -

See notes to financial statements.

1. **Summary of significant accounting policies:**

Nature of business:

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and cash equivalents:

The Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Accounts receivable:

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

1. Summary of significant accounting policies: (Continued)

Marketable securities:

The Company accounts for marketable securities in accordance with generally accepted accounting principles. Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. (See Note 9).

Other-than-temporary impairment of securities:

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Property and equipment:

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Revenue recognition:

Investment advisory fees are billed and collected annually, in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commission revenue is received monthly and recorded in the period earned.

Comprehensive income:

As required by generally accepted accounting principles, total comprehensive income is reported in the financial statements. It is presented in the Statements of Shareholder's Equity.

1. Summary of significant accounting policies: (Continued)

Income taxes:

The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2010 and 2009, however, it is subject to an excise tax on the greater of its tangible property or net worth.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is an S Corporation and generally not subject to federal or state taxes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2010.

The Company's tax returns for the years ended December 31, 2007 through 2010 are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of the Accountants' Audit Report.

Subsequent Events

Subsequent events were evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

2. Property and equipment:

Property and equipment consists of the following at December 31:

	2010	2009
Motor vehicle	$ 97,215	$ 97,215
Office equipment	64,813	61,282
Furniture and fixtures	36,582	36,582
Leasehold improvements	5,695	3,965
	204,305	199,044
Less accumulated depreciation	162,058	148,439
	$ 42,247	$ 50,605

Depreciation expense was $13,619 and $12,565 in 2010 and 2009, respectively.

3. Marketable securities:

Marketable securities classified as available-for-sale consisted of the following:

December 31, 2010	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate Bonds	$130,670	$ 154,435	$ 23,765	$ -
Equities:				
Consumer Discretionary	91,343	171,757	80,414	-
Consumer Staples	15,868	33,280	17,412	-
Energy	40,770	60,800	20,030	-
Financial	235,064	279,344	59,132	(14,852)
Healthcare	103,432	129,835	27,908	(1,505)
Materials	56,825	77,500	20,675	-
	543,302	752,516	225,571	16,357
Mutual Funds	250,025	286,460	36,435	-
Total	$923,997	$1,193,411	$285,771	($ 16,357)

December 31, 2009	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate Bonds	$130,670	$149,909	$ 19,239	$ -
Equities:				
Consumer Discretionary	168,870	254,967	86,097	-
Consumer Staples	15,868	16,640	772	-
Healthcare	44,166	65,475	21,309	-
Information Technology	16,865	24,354	7,489	-
Financial	39,387	81,099	41,712	-
	285,156	442,535	157,379	-
Mutual Funds	250,025	276,361	26,337	-
Total	$665,851	$868,805	$202,955	($ -)

3. **Marketable securities: (Continued)**

For the years ended December 31, 2010 and 2009, net realized gains of $67,444 and $38,357, respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $15,011 and $9,880 to charities in 2010 and 2009, respectively.

4. **Commitments:**

Operating leases:

The Company leased office space in Boston, Massachusetts under a non-cancellable operating lease, as amended, which expired on May 31, 2009. The terms of the lease required monthly rental payments plus pro rata monthly operating expenses.

On July 1, 2009, the Company moved from the Boston office and began leasing office space in Woburn, Massachusetts under a non-cancellable operating lease, which expires on February 28, 2013. The term of the lease requires monthly rental payments (see Note 10).

Future minimum lease payments under the lease described above are as follows:

2011	$102,000
2012	106,000
2013	18,000
	$226,000

Total rent expense, including operating expenses for the two locations for the years ended December 31, 2010 and 2009 was $99,000 and $254,000, respectively.

5. **401(k) Profit Sharing Plan:**

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the years ended December 31, 2010 and 2009 was $30,000 and $29,000, respectively.

6. Net capital:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital of $862,743 and $725,609, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2010 and 2009, the Company had a ratio of aggregate indebtedness to net capital of .56 to 1 and .67 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

7. Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Restricted cash:

The Company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

9. Fair Value Measurements:

The Company has implemented the provisions of generally accepted accounting principles regarding fair value measurements and disclosure. These provisions establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

9. Fair Value Measurements: (Continued)

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

The following tables present by level, within the fair value hierarchy, the Company's investment assets at fair value, as of December 31, 2010 and 2009. As required by professional standards, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

December 31, 2010	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & cash equivalents	$ 295,830	$ 295,830	$ -	$ -
Marketable securities:				
Corporate bonds	154,435	154,435	-	-
Equities	752,516	752,516	-	-
Mutual funds	286,460	286,460	-	-
	1,193,411	1,193,411	-	-
Total	$1,489,241	$1,489,241	$ -	$ -

9. **Fair Value Measurements: (Continued)**

December 31, 2009	Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & cash equivalents	$ 418,306	$ 418,306	$ -	$ -
Marketable securities:				
Corporate bonds	149,909	149,909	-	-
Equities	442,535	442,535	-	-
Mutual funds	276,361	276,361	-	-
	868,805	868,805	-	-
Total	$1,287,111	$1,287,111	$ -	$ -

10. **Deferred Rent**

The Company received 2 months of free rent for the lease of the office space in Woburn. These 2 months of rent are being amortized over the term of the lease on a straight line basis.

SUPPLEMENTARY INFORMATION

GARRETT NAGLE & COMPANY, INC.

Schedules of Operating Expenses
Years ended December 31, 2010 and 2009

	2010	2009
Advertising	$ 2,782	$ 956
Automobile expense	2,451	215
Bank Services	762	877
Charitable contributions	20,261	15,130
Clearing chargers	174,409	143,049
Commissions	9,949	5,130
Computer expense	38,616	36,703
Depreciation	13,619	12,565
Dues and subscriptions	15,985	12,144
Equipment rental	3,212	3,119
Insurance	66,566	69,965
Maintenance and repairs	885	6,375
Market data communications	58,271	31,915
Messenger and delivery	1,149	2,036
Moving expense	-	13,230
Office expense	13,885	26,317
Officer's compensation	300,000	300,000
Payroll taxes	54,463	58,684
Postage	2,600	3,796
Printing	3,657	10,471
Professional fees	28,734	38,866
Registration fees	5,322	4,422
Rent	98,798	253,986
Retirement plan expense	29,853	28,860
Salaries and wages	623,581	651,385
Taxes, other	2,324	3,099
Telephone	10,587	14,411
Temporary help	650	2,623
Travel and entertainment	14,068	9,027
	$ 1,597,439	$ 1,759,356

GARRETT NAGLE & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010 and 2009

	2010	2009
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained Earnings	770,634	662,294
Unrealized holding gains	269,414	202,955
Total Capital	1,082,476	907,677
Nonallowable assets:		
Restricted cash	24,669	24,135
Prepaid expenses	4,576	4,576
Property and equipment, net	42,247	50,605
Total nonallowable assets	71,492	79,316
Net capital before security haircuts	1,010,984	828,361
Security haircuts	148,241	102,752
Net capital	862,743	725,609
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 762,743	$ 625,609
Aggregate indebtedness	$ 480,019	$ 487,599
Ratio of aggregate indebtedness to net capital	.56 to 1	.67 to 1

GARRETT NAGLE & COMPANY, INC.

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securitites and Exchange Commission
As of December 31, 2010

A reconciliation of the net capital computation included herein (page 16) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2010 is as follows:

Unaudited net capital at December 31, 2010	$	862,743
Differences		-
Audited net capital at December 31, 2010	$	862,743

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the years ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider + Associates, P.C.

February 22, 2011

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010 AND 2009

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).